SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9C

Rule 14d-101

SOLICITATION/RECOMMENDATION STATEMENT

Under Section 14(d)(4)

of the Securities Exchange Act of 1934

DUSA PHARMACEUTICALS, INC.

(Name of Subject Company)

DUSA PHARMACEUTICALS, INC.

(Name of Person(s) Filing Statement)

Common Stock, no par per share

(Title of Class of Securities)

266898105

(CUSIP Number of Class of Securities)

Robert F. Doman

Chief Executive Officer

25 Upton Drive

Wilmington, MA 01887

(978) 657-7500

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Nanette W. Mantell, Esq.

Reed Smith LLP

136 Main Street, Suite 250

Princeton, NJ 08540

(609) 514-8542

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9C filing consists of the following documents relating to the proposed acquisition of DUSA Pharmaceuticals, Inc. (“DUSA”) by Caraco Acquisition Corporation (“Purchaser”) pursuant to the terms of an Agreement and Plan of Merger, dated November 8, 2012 (the “Merger Agreement”), by and among Sun Pharmaceutical Industries Limited and its affiliates (“Sun Pharma”), the Purchaser and DUSA:

(i)	DUSA Employee FAQs dated November 20, 2012.

(ii)	Form of Letter to DUSA Customers dated November 20, 2012.

Important Information

The tender offer described in these communications has not commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of DUSA common stock or other securities. At the time the tender offer is initiated, Purchaser will file, or cause to be filed, with the Securities and Exchange Commission (the “SEC”) and mail to DUSA shareholders a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related documents, and DUSA will file with the SEC and mail to its shareholders a Solicitation/Recommendation Statement on Schedule 14D-9. These materials will contain important information about Purchaser, DUSA, the tender offer, other transactions contemplated by the Merger Agreement, and other related matters. DUSA shareholders and other investors are urged to carefully read each of these documents when they become available because they will contain very important information. Free copies of the Tender Offer Statement, the Solicitation/Recommendation Statement, and other documents filed with the SEC by Purchaser and DUSA will be available through the website maintained by the SEC at www.sec.gov, or by contacting the investor relations department of DUSA at 25 Upton Drive, Wilmington, Massachusetts 01887, telephone number (978) 678-7500.

Forward-Looking Statements

Statements in these communications concerning the proposed acquisition of DUSA by Purchaser, the expected timetable for completing the transactions, benefits of the transaction, and any other statements about future expectations, beliefs, plans or prospects constitute forward-looking statements. For additional information concerning forward-looking statements, please read the disclosure under the heading “Forward-Looking Statements” in DUSA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which has been filed with the SEC. Investors are cautioned that all forward-looking statements involve risks and uncertainties and actual results could differ materially from those stated in or implied by forward-looking statements. Factors that could cause actual results to differ from these forward-looking statements include, but are not limited to, any failure to meet certain conditions to the tender offer and merger transactions contemplated by the Merger Agreement, the possible occurrence of extraordinary events adversely affecting DUSA, any inability on the part of Purchaser to successfully complete the tender offer and acquire DUSA, the effects of changes in the global or local market for DUSA’s products, and other factors found under the heading “Risk Factors” in DUSA’s Annual Report on Form 10-K. Forward-looking statements included in these communications speak only as of the date thereof and, except as may be required by law, DUSA does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after such date.

DUSA Pharmaceuticals, Inc.

Employee FAQs

November 20, 2012

The Transaction

1.	What did DUSA announce?

On November 8, 2012, we announced that DUSA Pharmaceuticals, Inc. (DUSA) and Sun Pharmaceutical Industries Limited, together with its subsidiaries, (Sun Pharma) entered into a definitive agreement under which Sun Pharma will make a cash tender offer for all of DUSA’s outstanding common stock at a price of $8.00 per share. The tender offer represents a 38% premium to the closing price of DUSA stock on November 7, 2012, the last trading day before public announcement of the proposed transaction.

2.	What is a “tender offer”?

With a tender offer, a buyer offers to purchase the shares of a company at a specific price. A certain percentage of shares must be tendered to complete the acquisition. If the tender offer is successful, it will be followed by a “second step merger” in which all remaining shares will be acquired by the purchaser at the same cash price per share paid in the tender offer.

3.	What will happen to DUSA?

We will work to obtain the required regulatory approvals necessary to complete this transaction. Upon completion of the acquisition, DUSA will become a wholly owned subsidiary of Sun Pharma. Upon completion of the transaction, DUSA’s stock will cease trading on NASDAQ.

4.	How will this transaction affect DUSA employees? Will Sun Pharma be coming here to meet with us?

Sun Pharma has great respect for our talent and recognizes that it is the people of DUSA who have made this company the success it is today. Upon completion of the deal, Sun Pharma plans to capitalize on the skills and experience of the talent from both organizations to help establish long-term success. Periodically you may see Sun Pharma employees in the building.

Significant work remains to understand how to best integrate DUSA’s business and people into Sun Pharma after the deal is completed, and a lot of details remain unresolved. We understand that this creates uncertainty for our teams. We remain committed to treating all employees with respect and dignity and, as appropriate and permissible under the law, will continue to keep you informed regarding the process by which staffing decisions will be made as soon as the information is available.

5.	Who is Sun Pharma?

Sun Pharma is a multi-billion dollar, worldwide, pharmaceutical company that is headquartered in India with a diverse portfolio.

6.	Why did DUSA accept this offer? What are the benefits?

In the coming days, DUSA will file with the Securities and Exchange Commission and send to its shareholders the recommendation of the board of directors in favor of the transaction with Sun Pharma. This document will contain, among other things, the reasons that the board of directors determined that the transaction is in the best interests of the shareholders of DUSA. We encourage you to read that document once it becomes available.

Human Resources / Employee Benefits

7.	How will this transaction affect my job and the key projects I am working on now and planned for 2013?

Over the course of the next few months, we will be in discussion with Sun Pharma to gain clarity around future integration. In the meantime, it is critical for all DUSA employees to remain focused on their jobs and the achievement of our annual objectives and goals as we move forward.

8.	What happens to my salary, bonus program, benefits, etc.? Will we receive a bonus for the 2012 plan year?

Sun Pharma has agreed that so long as you remain employed by the company, Sun Pharma will be obligated to provide you with total annual compensation and benefits which are at least comparable to those you are currently receiving for a minimum period of one year from the date of the closing of the transaction. The 2012 bonus program will be honored and paid out based on the achievement of corporate and individual goals.

9.	What happens to my current equity holdings (e.g. vested and unvested stock options and/or restricted stock)? What do I have to do?

a.	At the acceptance time of the tender offer, each outstanding DUSA stock option, whether vested or unvested, will become fully vested immediately prior to the acceptance time and will be cancelled (without regard to the exercise price of such stock option) in exchange for the right to receive, without interest, a lump sum cash payment in the amount equal to the excess, if any, of (a) the tender offer price of $8.00 per share, less (b) the exercise price payable in respect of each share of DUSA common stock issuable under such stock option (net of applicable taxes). If you hold stock options immediately prior to the acceptance time of the tender offer, DUSA will pay, any amounts that become payable to you as soon as practicable after the acceptance time of the tender offer.

b.	In the event that the exercise price in respect of each share of DUSA common stock issuable under any stock option is equal to or greater than the offer price for a share of common stock in the tender offer, such stock option will be cancelled, without any consideration being payable in respect of such stock option, and have no further force or effect.

c.	At the acceptance time of the tender offer, all outstanding DUSA restricted stock, whether vested or unvested will become fully vested and all restrictions and conditions applicable thereto will lapse immediately prior to the acceptance time of the tender offer, and will be cancelled as of the acceptance time of the merger and will be converted into the right to receive, without interest, a cash payment equal to the amount of the offer price for a share of DUSA common stock in the tender offer. If you hold restricted stock immediately prior to the acceptance time of the merger, you will receive from DUSA, your cash payment with respect to the cancelled restricted stock (net of any applicable taxes) as soon as practicable after the acceptance time of the merger.

d.	Following the acceptance time of the tender offer, no stock option or restricted stock will remain outstanding and, with respect to any stock option and/or restricted stock that was held by you immediately prior to the acceptance time of the tender offer, you will only be entitled to receive the consideration (if any) set forth in the definitive merger agreement that is entered into by DUSA and Sun Pharma, as described for your convenience in this FAQ.

10.	Can I sell my shares of DUSA since the blackout period has ended?

Yes, so long as you don’t have material non-public information about the merger transaction or any other information about DUSA’s business. DUSA’s insider trading policy is still in force, thus the normal fourth quarter blackout will be instituted in mid-December. Please note that the Officers and Board of Directors of the company are also subject the terms of certain Support Agreements with Sun Pharma which further restrict trading. If you are a party to a Support Agreement your shares are subject to such agreement.

11.	If my position is eliminated and/or the DUSA 401(k) plan ends, will the unvested company contribution of my 401(k) plan fully vest upon termination?

It will depend on Sun Pharma. The merger agreement requires Sun Pharma to provide employees with the opportunity to participate in employee benefit plans that provide benefits that are at least comparable in the aggregate to the benefits under DUSA’s plans immediately before closing. Sun Pharma can accomplish this by either separately maintaining the DUSA plan or terminating the DUSA plan and giving the legacy DUSA employees the opportunity to enroll in the comparable Sun Pharma plan. Upon termination of the plan, a full termination will occur and everyone will be vested. If Sun Pharma maintains the plan, there would be no full termination, however, a partial termination could occur if the DUSA turnover rate is at least 20%, in which case everyone will be vested. Sun Pharma will need to analyze DUSA’s terminations (both recent and projected) along with other relevant facts and circumstances surrounding the transaction to determine whether a partial termination has occurred or will likely occur in the near future. Please note that if you have been an employee of DUSA for four or more years, you are 100% vested in the company match.

12.	Am I still eligible to receive tuition reimbursement for courses I am taking right now if I lose my job before the course is complete?

Yes. Tuition reimbursement will continue for courses you are currently enrolled in.

13.	Will the DUSA Severance Policy stay in effect for the next year?

Yes.

Communication

14.	What should I say if I’m asked about the transaction?

As always, should you be contacted by members of the media, investors or other interested third parties regarding this transaction, it is important that you forward such calls, emails or other communication to Richard C. Christopher, Vice President, Finance and Chief Financial Officer at 978-909-2211 or christopherr@dusapharma.com. It is also important not to speculate on rumors around the office or on stories in the media.

All internal communications on this matter must remain confidential, and emails should not be forwarded to anyone outside of DUSA including customers, partners, vendors, Sun Pharma employees, investors or media.

No employee is authorized to speak to any member of the media or investment community or at any third-party conference or event without the appropriate internal approvals.

15.	Can we discuss this transaction with Sun Pharma employees?

No. Remember that Sun Pharma remains a separate competitive business until the completion of the transaction; this means you must not exchange any information that you would not ordinarily disclose to another firm or engage in any integration related activities without prior approval.

Next Steps

16.	What are the next steps? How long before the transaction closes?

We will work to obtain the required regulatory approvals necessary to complete this transaction. During this time, DUSA and Sun Pharma will continue conducting their businesses as usual. The acquisition is subject to the satisfaction of customary closing conditions, including receipt of regulatory clearances. Assuming these conditions and clearances are met, we expect the transaction to be completed at the end of 2012 or in the first quarter of 2013.

17.	What happens if the transaction doesn’t close?

In the unlikely event that the transaction does not move forward as intended, DUSA and Sun Pharma will continue to operate independently. This is one reason why all employees (of DUSA and Sun Pharma) are required to maintain confidentiality and adhere to approved talking points in conversations with HCPs and others outside the company.

18.	What can employees expect over the coming weeks and months?

We expect the transaction to be completed at the end of 2012 or in the first quarter of 2013, and we will update you as appropriate through various, dedicated communication vehicles. From an operational standpoint, it is business as usual. It is important that we all continue working on our business objectives with the same level of passion and commitment that has created our success to date.

19.	When can we expect to hear additional information about the integration? If I have additional questions, who can I ask?

We encourage you to speak with your manager or Human Resources. We will provide ongoing communication about the integration as it becomes available.

Forward Looking Statements; Tender Offer Information

Forward Looking Statements

This document contains “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and related merger; uncertainties as to how many of DUSA’s shareholders will tender their stock in the tender offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of DUSA’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the U.S. Securities and Exchange Commission by DUSA, as well as the tender offer documents to be filed by a subsidiary of Sun Pharma and the Solicitation/Recommendation Statement to be filed by DUSA. DUSA does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Tender Offer Information

The tender offer for the outstanding shares of DUSA common stock has not yet commenced. This document is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of DUSA common stock will be made pursuant to an offer to purchase and related materials that a subsidiary of Sun Pharma intends to file with the U.S. Securities and Exchange Commission.

At the time the tender offer is commenced, a subsidiary of Sun Pharma will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, and concurrently with such filing or thereafter DUSA will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The tender offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all shareholders of DUSA. In addition, all materials filed or furnished by the DUSA, Sun Pharma or its subsidiary making the offer with the U.S. Securities and Exchange Commission will be available at no charge from the U.S. Securities and Exchange Commission through its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with or furnished to the U.S. Securities and Exchange Commission by DUSA at www.dusapharma.com.

DUSA Pharmaceuticals, Inc.®

November 20, 2012

Dear Customer:

DUSA Pharmaceuticals, Inc. (“DUSA”) has announced that it is being acquired by Sun Pharmaceutical Industries Ltd., together with its affiliates (“Sun Pharma”). As a valued customer of DUSA Pharmaceuticals, we wanted to reach out to you during this time of transition and ensure you that there will be no disruption in the supply and distribution of our Levulan® and BLU-U® products. Similarly, our sales force remains intact and looks forward to continuing to serve you.

This is an exciting time for DUSA, as this acquisition should allow for the further expansion of the Levulan® PDT franchise, making our treatments accessible to more patients. Over the years we have been steadily growing our business to bring our products to new patients, and we, especially our sales force, have worked hard to build strong relationships with you, our customer. We are confident that Sun Pharma will fully support DUSA’s commitment to quality service and open access that you have come to expect from us.

If you have any questions, please feel free to contact your sales representative directly. We look forward to continuing to work closely with you to bring the best dermatology products to your patients.

Sincerely,

William F. O’Dell

Executive Vice President, Sales & Marketing

25 Upton Drive, Wilmington, MA 01887 Phone 978.657.7500 Fax 978.657.9193

www.dusapharma.com

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Solicitation/Recommendation Statement is true, complete and correct.

Date: November 20, 2012

DUSA PHARMACEUTICALS, INC.

/s/ Richard C. Christopher
Name: Richard C. Christopher
Title: Vice President, Finance and Chief Executive Officer